

August 17, 2015

Via e-mail
Richard L. Schlenker, Jr.
Chief Financial Officer
Exponent, Inc.
149 Commonwealth Drive
Menlo Park, CA 94025

     Re: **Exponent, Inc.**
            Form 10-K for the Fiscal Year Ended January 2, 2015
            Filed March 2, 2015
            File No. 0-18655

Dear Mr. Schlenker:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 8. Financial Statements and Supplementary Data

Note 1 – Summary of Significant Accounting Policies

Goodwill, page 41

1.   We note that the two-step goodwill impairment test was not performed due to your conclusions based upon various qualitative factors. We further note the disclosure on page 22 regarding your expectations that one your major investigations will step-down from its elevated level of activity. Based upon statements made by your CEO in your July 21, 2015 earnings call, it appears that this major investigation is related to an oil spill in the Gulf and that the revenues from this project have ceased abruptly. Please tell us the reporting unit to which this investigation has been allocated and how the events related to this project impact your goodwill analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3446 with any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief